FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December, 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement made today by Hang Seng Bank, a 62.14 per cent owned subsidiary of HSBC Holdings plc.

18 December 2009

ANNOUNCEMENT - HANG SENG BANK LIMITED

2010 PART-YEAR CAPS

FOR CONTINUING CONNECTED TRANSACTIONS

Reference is made to the Company's announcement dated 22 June 2007 in connection with the acquisition by HSIC, a wholly-owned subsidiary of the Company, of 50% of the issued share capital of HSLL, from INAH, an indirect wholly owned subsidiary of HSBC ("2007 Announcement").

On 22 June 2007 and in conjunction with the aforesaid acquisition, HSLL entered into the Management Services Agreement with INHK and the Investment Management Agreement with ISHK, each for an initial term of three years. As part of the Company's insurance business rationalisation, the Management Services Agreement and the Investment Management Agreement were novated to HSIC following completion of the aforesaid acquisition.

INHK and ISHK, both being indirect wholly owned subsidiaries of HSBC, are connected persons of the Company by virtue of HSBC's indirect shareholding of shares in the Company, representing approximately 62.14% of its issued share capital. The Management Services Agreement and the Investment Management Agreement are therefore continuing connected transactions of the Company. Details of the terms of and the annual caps under the said agreements for the years 2007, 2008 and 2009 are set out in the 2007 Announcement.

As the Management Services Agreement and the Investment Management Agreement are set to expire on 22 June 2010:

(a)
The relevant parties are currently negotiating for the renewal of the Management Services Agreement and the Investment Management Agreement. As and when the Company approves the renewal of such agreements, it will publish a further announcement on the agreements as renewed and the annual caps for the next three years in accordance with the requirements of the Listing Rules.

(b)
Pending renewal of the said agreements, the Company has set the cap under the Management Services Agreement and the Investment Management Agreement, for the period from 1 January to 22 June 2010, at HK$85 million and HK$34 million respectively, which form the subject matter of this announcement.

BACKGROUND

Reference is made to the Company's announcement dated 22 June 2007 in connection with the acquisition by HSIC of 50% of the issued share capital of HSLL, from INAH ("2007 Announcement").

As detailed in the 2007 Announcement, on 22 June 2007 and in conjunction with the aforesaid acquisition, HSLL entered into the Management Services Agreement for an initial term of three years with INHK, under which INHK provides certain management services to HSLL to enable HSLL to conduct its life insurance business.

As also detailed in the 2007 Announcement, on 22 June 2007 and in conjunction with the aforesaid acquisition, HSLL entered into the Investment Management Agreement for an initial term of three years with ISHK pursuant to which ISHK acts as investment manager in respect of certain of HSLL's assets held from time to time.

Following completion of the aforesaid acquisition, HSLL is now an indirect wholly owned subsidiary of the Company. As part of the Company's plan to rationalise its insurance business structure, HSLL's long term insurance business has been integrated into that of HSIC whose principal business is the provision of life insurance services to customers in Hong Kong. As part of the insurance business rationalisation, the Management Services Agreement and the Investment Management Agreement have been novated to HSIC.

INHK and ISHK, both being indirect wholly owned subsidiaries of HSBC, are connected persons of the Company by virtue of HSBC's indirect shareholding of shares in the Company, representing approximately 62.14% of its issued share capital. The Management Services Agreement and the Investment Management Agreement are therefore continuing connected transactions of the Company under Rule 14A.14 of the Listing Rules and are subject to the disclosure of maximum annual value ("cap")  requirements under Rule 14A.35 of the Listing Rules.

Details of the terms of and the annual caps under the Management Services Agreement and the Investment Management Agreement for the years 2007, 2008 and 2009 are set out in the 2007 Announcement.

The Directors (including the Independent Non-executive Directors) confirmed in the 2007 Announcement that the Management Services Agreement and the Investment Management Agreement are on normal commercial terms and in the ordinary and usual course of business of the Company and its subsidiaries, and that the terms thereof are fair and reasonable and in the interests of the Company and its shareholders as a whole.

As the Management Services Agreement and the Investment Management Agreement are set to expire on 22 June 2010:

(a)
The relevant parties are currently negotiating for the renewal of the Management Services Agreement and the Investment Management Agreement. As and when the Company approves the renewal of such agreements, it will publish a further announcement on the agreements as renewed and the annual caps for the next three years, in accordance with the reporting and announcement requirements of Rules 14A.35 and 14A.45-47 of the Listing Rules.

(b)
Pending renewal of the Management Services Agreement and the Investment Management Agreement, the Company has set the cap for each of the said agreements, for the period from 1 January to 22 June 2010, which form the subject matter of this announcement.

2010 PART-YEAR CAPS

With the expiry of the Management Services Agreement and the Investment Management Agreement due on 22 June 2010, and pending the renewal of such agreements, caps for the period from 1 January to 22 June 2010 ("2010 Part-year Caps") have to be set under the Listing Rules.

After consideration of all relevant factors, the Company has set the 2010 Part-year Caps at HK$85 million for the Management Services Agreement and HK$34 million for the Investment Management Agreement.

The 2010 Part-year Caps have been determined by reference to the actual fees paid to INHK and ISHK under the Management Services Agreement and Investment Management Agreement in years 2007 and 2008, the projected fees payable under the said agreements in year 2009, HSIC's business and financial plans for year 2010 and the seasonal distribution of fees under the said agreements, to which an appropriate buffer to provide flexibility for possible changes in the level of services required under the said agreements has been added.

REASONS FOR, AND BENEFITS OF, THE AGREEMENTS

The Directors consider that the Management Services Agreement will enable HSIC to continue to run its life insurance business at a reasonably low cost structure by leveraging on the shared infrastructure and expertise of INHK and thus enable HSIC to enhance its product competitiveness as a result of cost efficiency.

The Investment Management Agreement is based on the commercial terms in existence prior to the said acquisition and the Directors believe that the said agreement should remain in place in the interests of business continuity.

COMPLIANCE WITH LISTING RULES

As mentioned above, INHK and ISHK are connected persons of the Company and accordingly, the Management Services Agreement and the Investment Management Agreement are continuing connected transactions for the Company. As the applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) in relation to the 2010 Part-year Caps in respect of the services under the Management Services Agreement and the Investment Management Agreement, when aggregated with each other, are more than 0.1% but less than 2.5%, the 2010 Part-year Caps are exempted from the independent shareholders' approval requirement, and are only subject to the reporting and announcement requirements in respect of continuing connected transactions set out in Rules 14A.45 to 14A.47 of the Listing Rules.

The Company will comply with the continuing obligations under Rules 14A.37 to 14A.41 of the Listing Rules and will comply with the relevant Listing Rules requirements when the Management Services Agreement and the Investment Management Agreement are renewed.

OPINION OF THE DIRECTORS

The Directors, including the Independent Non-executive Directors, consider that the 2010 Part-year Caps are fair and reasonable and in the interests of the Company and its shareholders as a whole.

GENERAL

The Company and its subsidiaries are principally engaged in commercial and retail banking business and offer a comprehensive range of financial products and services to the customers.

INHK is an insurance underwriting company whereas the principal activities of ISHK are the management of client investment portfolios and provision of investment products and services.

DEFINITIONS
"Company"	Hang Seng Bank Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange (Stock Code: 11)
"Directors"	the directors of the Company
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region, the People's Republic of China
"HSBC"	HSBC Holdings plc, a company incorporated in England and Wales with limited liability, the shares of which are listed on the Stock Exchange (Stock Code: 5)
"HSIC"	Hang Seng Insurance Company Limited, a wholly owned subsidiary of the Company
"HSLL"	Hang Seng Life Limited, an indirect wholly owned subsidiary of the Company
"INAH"	HSBC Insurance (Asia-Pacific) Holdings Limited, an indirect wholly owned subsidiary of HSBC
"INHK"	HSBC Life (International) Limited, an indirect wholly owned subsidiary of HSBC
"ISHK"	HSBC Global Asset Management (Hong Kong) Limited (formerly named HSBC Investments (Hong Kong) Limited), an indirect wholly owned subsidiary of HSBC
"Investment Management Agreement"	the investment management agreement dated 22 June 2007 between HSLL and ISHK, which was later novated by HSLL to HSIC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Management Services Agreement"	the management services agreement dated 22 June 2007 between HSLL and INHK, which was later novated by HSLL to HSIC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

As at the date hereof, the Board of Directors of the Company comprises Dr Raymond K F Ch'ien* (Chairman), Mrs Margaret Leung (Vice-Chairman and Chief Executive), Dr John C C Chan*, Dr Marvin K T Cheung*, Mr Alexander A Flockhart#, Mr Jenkin Hui*, Mr William W Leung, Dr Eric K C Li*, Dr Vincent H S Lo#, Mr Iain J Mackay#, Mrs Dorothy K Y P Sit#, Mr Richard Y S Tang* and Mr Peter T S Wong#.

# Non-executive Directors

* Independent non-executive Directors

By Order of the Board

C C Li

Secretary

Hong Kong, 18 December 2009

Media enquiries to Brendan McNamara on +44 (0)20 7991 0655 or at  brendan.mcnamara@hsbc.com

Note to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,422 billion at 30 June 2009, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 18 December, 2009